CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83 BY

LIFESTANCE HEALTH GROUP, INC.

LifeStance Health Group, Inc.

4800 N. Scottsdale Road

Suite 6000

Scottsdale, Arizona 85251

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

LifeStance Health Group, Inc.

4800 N. Scottsdale Road

Suite 6000

Scottsdale, AZ 85251

Attn: Ryan Pardo

Chief Legal Officer

September 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead Brian Cascio

Re:	LifeStance Health Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 9, 2023 Form 10-Q for the Quarterly Period Ended June 30, 2023 Filed August 9, 2023 File No. 001-40478

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), please find below the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 14, 2023 (the “Comment Letter”) pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the SEC.

1. Please revise future filings to provide greater insight into the underlying drivers for fluctuations in revenue and operating expenses. In that regard, to the extent relevant, for revenue, consider providing a discussion of changes in and the reasons for variations in visit volumes, clinician count, revenue per visit, and payer rate as compared to the prior period as well as the impact of acquisitions of outpatient mental health practices. For operating expenses, consider providing additional analysis of clinician capacity and utilization and its impact on center costs. Reference Item 303(b)(2)(iii) of Regulation S-K.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, to the extent that there are material underlying drivers for fluctuations in revenue and operating expenses, the Company will expand its disclosures to identify and describe such drivers.

2. We reference the adjustments for “Litigation costs”, “strategic initiatives” and “special charges” as reconciling items to Adjusted EBITDA. These adjustments appear to include adjustments related to normal, recurring, operating expenses. Please provide us with a breakdown of each major category of expense included in these line items, whether these expenses were paid in cash, and why you believe the items are not related to your ongoing operations. Further, explain why you believe these adjustments comply with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the referenced adjustments to be appropriate and consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. A breakdown of each major category of expense in these line items is described further, below.

Litigation Costs

The Company advises the Staff that the “litigation costs” adjustment consists of expenses directly related to three distinct legal matters. As further described below, the Company does not view the costs associated with these three matters as normal, recurring operating expenses and, as such, determined to eliminate these costs from its non-GAAP measure, Adjusted EBITDA. As disclosed, the Company considered the following factors with respect to legal costs when determining that the expenses were not normal, recurring operating expenses and were therefore appropriate adjustments when arriving at Adjusted EBITDA:

•	the frequency of similar cases that have been brought against the Company to date, or are expected to be brought within two years,

•	the complexity of the case (e.g., complex class action litigation),

•	the nature of the remedy or remedies sought, including the size of any monetary damages sought,

•	the counterparty involved, and

•	our overall litigation strategy.

By contrast, legal costs that the Company determines to be normal, recurring operating expenses are not excluded when calculating Adjusted EBITDA. For example, the Company has incurred in the ordinary course of business expenses related to hundreds of legal matters including, but not limited to, (i) disputes with providers, (ii) disputes with insurers, (iii) disputes related to acquisitions, (iv) contractual claims, (v) malpractice claims, (vi) non-compete disputes, (vii) vendor disputes, (viii) collection-based litigation, (ix)

responses to and defenses of payor and governmental audits or inquiries, (x) litigation and subpoenas involving patients or other third parties requiring responses from the Company, (xi) commercial contracting, (xii) leasing, (xiii) securities filings, (xiv) human resource advice, (xv) health care law and general regulatory advice. These expenses are deemed normal, recurring operating expenses and are not excluded when calculating Adjusted EBITDA.

Expenses related to the Company’s three distinct litigation matters are summarized further below, all of which are cash expenses:

Matter	Q1 2023 Expense		Q2 2023 Expense
Securities class action litigation	$	[***]	$	[***]
Privacy class action litigation	$	[***]	$	[***]
Compensation model class action litigation	$	[***]	$	[***]

Total		$403,128		$3,446,060

Specifically, the securities class action litigation matter is a putative class action filed by shareholders against the Company and certain executives and directors, as well as the underwriters in the Company’s initial public offering. The action alleges claims related to the Company’s registration statement disclosure used for sales of the Company’s common stock in its initial public offering. This litigation is the only shareholder class action that has been brought against the Company to date. Because this litigation has arisen out of the Company’s initial public offering disclosure and not ongoing operations of the Company, this litigation is outside of the ordinary course of business of the Company.

The privacy class action litigation was filed against the Company by a putative class representing users of the Company’s website who allege various privacy-related claims premised on the Company’s use of pixel technologies on its website. Claims similar to the claims brought against the Company in this litigation have been brought recently against other healthcare companies who have used Meta Pixel, Google Analytics and similar technologies to analyze information related to consumer interaction with the Company’s website. The Company believes that this matter was filed in reaction to a recent change in guidance from regulators with respect to utilization of these technologies in the healthcare industry, which is being litigated more broadly. The Company has not previously been named as a defendant in litigation related to its use of pixel technologies and, based on certain operational changes since this litigation was filed, does not expect to be named as a defendant in any such litigation in the future. For all of these reasons, this litigation is outside of the ordinary course of business of the Company.

Similarly, the claims brought against the Company in the compensation model class action litigation matter are outside of the ordinary course of the Company’s business. The Company has not faced any other similar class action litigation since its inception in 2017. While the Company is party from time to time to other claims related to wage and hour disputes that are considered to be in the ordinary course of business and for which expenses are not excluded when calculating Adjusted EBITDA, the Company views expenses related to this particular matter as outside the ordinary course due to the class action nature of the matter and the significant management time and resources that are expected to be required to defend this matter.

Each of these three litigation matters are unique, non-recurring and, in order to address the complexity of the claims being made, involve the engagement of a number of experts and consultants to support the litigation strategy in addition to legal counsel – resources that are not necessary for supporting the ordinary course litigation matters faced by the Company.

Strategic Initiatives

The Company’s “strategic initiatives” adjustment consists of expenses directly related to a multi-phase system upgrade in connection with the Company’s recent and significant expansion. Specifically, the Company is in the process of evaluating and adopting three critical enterprise-wide systems: (i) Workday for human resources management, (ii) Salesforce for clinician credentialing and onboarding process and (iii) a scalable electronic health records system. The Company believes that these systems are essential as a result of the Company’s significant increase in scale and does not expect to require further system initiatives for these operations in the foreseeable future. Accordingly, the Company considered the frequency and scale of this multi-part enterprise upgrade when determining that the expenses were not normal, recurring operating expenses and therefore appropriate adjustments when arriving at Adjusted EBITDA. The Company also notes that it has provided information on its strategic initiative in its recent quarterly earnings calls, including most recently its earnings call for the quarter ended March 31, 2023, in which the Company reported on the launch of three strategic initiatives to build enterprise-level scalable infrastructure.

The Company’s “strategic initiatives” adjustment consists of cash expenses as outlined below:

Strategic Initiative Expense	Q1 2023 Expense		Q2 2023 Expense
Third party consultants	$	[***]	$	[***]
Designated Internal labor	$	[***]	$	[***]
Product planning/customization costs	$	[***]	$	[***]

Total		$406,540		$2,044,877

By contrast, system costs that the Company determines to be normal, recurring operating expenses are not excluded when calculating Adjusted EBITDA, including ongoing subscription fees for software, the ongoing use of Salesforce for functions other than clinician credentialing and onboarding, and the remainder of the Company’s enterprise-wide software systems. Once the Company has completed implementation and integration of its three unique strategic systems, the Company intends for the ongoing ordinary operation of these systems to be a normal, recurring operating expense, and not excluded when calculating Adjusted EBITDA.

Special Charges

The Company’s “special charges” adjustment consists of cash expenses and non-cash charges related to the Company’s one-time real estate optimization initiative. The Company’s “special charges” adjustment reflects charges and costs associated with closure activity pursuant to ASC 420. In its next Quarterly Report on Form 10-Q, the Company anticipates including additional discussion in the notes to the financial statements regarding the Company’s accounting for these charges in accordance with ASC 420. In addition, for clarity, in future filings the Company plans to refer to these “special charges” as “real estate optimization and restructuring charges”.

Prior to 2022, the Company focused its growth strategy on acquisitions to enter new markets. From the Company’s inception until 2022, the Company did not close centers as it expanded its geographic footprint. In 2023, the Company announced a strategic re-focus, to prioritize resources and close certain centers as a direct result of changes to the Company’s business model driven by changes in clinician behavior initiated by the COVID-19 pandemic. These changes in clinician behavior resulted in a significant increase in clinician preference for providing care via telehealth, in turn resulting in a reduction in need for physical space per clinician on a go-forward basis. Accordingly, in response to the shift toward telehealth resulting from the pandemic, the Company is making a significant reduction in physical space through exiting several underoccupied offices. Through its real estate optimization initiative, the Company is both negotiating terminations of and abandoning certain real estate leases. Because the decision to close these centers was part of a significant strategic project driven by a historic shift in behavior, the magnitude of center closures has been and is expected to be greater than what would be expected as part of ordinary business operations, and therefore the Company has determined that these costs do not constitute normal recurring operating activities represented by Adjusted EBITDA. The Company also notes that it has provided information on its real estate optimization initiative in its recent quarterly earnings calls, including most recently its earnings call for the quarter ended June 30, 2023, in which the Company reported on its progress on consolidating centers during fiscal 2023.

The cash and non-cash charges associated with the Company’s real estate optimization initiative are described further in the table below:

Special Charges	Q1 2023 Expense	Q2 2023 Expense
Non-Cash Charges
Right-of-use assets impairment	—	$	[***]
Property and equipment impairment	—	$	[***]
(Gain) Loss on remeasurement/termination	—	$	[***]
Cash Expenses
Early termination payments	—	$	[***]
Accruals for exit costs	—	$	[***]

Total	—		$3,719,763

The Company is currently targeting the completion of its real estate optimization initiative by the end of fiscal 2023. Further, once the Company’s real estate optimization initiative is complete, the Company expects that any further center closures will be conducted on an ongoing routine basis, and related costs will not be excluded when calculating Adjusted EBITDA.

In the periods where “litigation costs”, “strategic initiatives” and “special charges” are excluded from Adjusted EBITDA, these expenses were also excluded by management for purposes of its operating decision-making and to assess its operating performance. Management uses Adjusted EBITDA on an internal basis, period-over-period, to evaluate its operating performance, to analyze trends within its business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources. The Company believes that presenting Adjusted EBITDA including adjustments for these costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.

For each of these reasons, the Company believes that the adjustments with respect to “litigation costs”, “strategic initiatives” and “special charges” do not cause Adjusted EBITDA to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

*            *             *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call Thomas Fraser of Ropes & Gray LLP at (617) 951-7063 or Dayna Atkins of Ropes & Gray LLP at (617) 235-4137.

Sincerely,

LifeStance Health Group, Inc.

By:	/s/ David Bourdon

Name:	David Bourdon
Title:	Chief Financial Officer

cc:	Ryan Pardo (LifeStance Health Group, Inc.)

Thomas Fraser (Ropes & Gray LLP)

Dayna Atkins (Ropes & Gray LLP)